================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                                (AMENDMENT NO. 5)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                            TOPS APPLIANCE CITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON STOCK, NO PAR VALUE PER SHARE                          890910102
--------------------------------------------------------------------------------
  (Title of class of securities)                            (CUSIP number)


                           BAY HARBOUR MANAGEMENT L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                          BAY HARBOUR INVESTMENTS, INC.
                             BAY HARBOUR 90-1, LTD.
                               TROPHY HUNTER, INC.
                         TROPHY HUNTER INVESTMENTS, LTD.
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                           BAY HARBOUR PARTNERS, LTD.
                                 LIPSTICK, LTD.
                                 c/o MeesPierson
                        Charlotte House, Charlotte Street
                                 Nassau, Bahamas

                              DOUGLAS P. TEITELBAUM
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  March 8, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 16 Pages)


================================================================================

NY2:\322599\02\6wx302!.DOC\22345.0001

----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 2 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Steven A. Van Dyke

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:                         N/A
------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)  [x]
                                                                                                               (b)  [ ]
------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS:                       OO, PF

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                     [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           United States

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                        7,625,764
------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                           -0-
------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                   7,625,764
------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         7,625,764
------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                              [  ]

                         CERTAIN SHARES:
------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       49.8%
------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       IN, HC
------------------------ --------------------------------------------------------------- ---------------- -----------------------



----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 3 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Douglas P. Teitelbaum

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:                         N/A

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [x]
                                                                                                                     (b) [ ]
------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY
------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                    [  ]
------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           United States

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                        7,620,764

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                           -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                   7,620,764

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         7,620,764

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                            [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       49.8%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       IN, HC
------------------------ --------------------------------------------------------------- ---------------- -----------------------


----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 4 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Tower Investment Group, Inc.

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:                         59-2924229

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (a)  [x]
                                                                                                                      (b)  [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                     [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Florida

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                          7,620,764

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                              -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                     7,620,764

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                         -0-

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         7,620,764

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                                            [  ]

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       49.8%


------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       HC
------------------------ --------------------------------------------------------------- ---------------- -----------------------


----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 5 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Bay Harbour Management L.C..

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:                         59-3418243

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [x]
                                                                                                                     (b)  [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                    [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Florida

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                          7,620,764

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                              -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                     7,620,764

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                         -0-

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         7,620,764

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                            [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       49.8%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       IA
------------------------ --------------------------------------------------------------- ---------------- -----------------------


----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 6 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Bay Harbour Investments, Inc.

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a) [x]
                                                                                                                     (b) [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                   [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Florida

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                        2,002,148

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                           -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                   2,002,148

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         2,002,148

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                           [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       13.1%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       CO
------------------------ --------------------------------------------------------------- ---------------- -----------------------


----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 7 of 16
----------------------------------------------------------------              ----------------------------------------------


------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Bay Harbour 90-1, Ltd.

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (a)  [x]
                                                                                                                  (b)  [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                  [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Florida

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                          2,002,148

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                              -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                     2,002,148

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                         -0-

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         2,002,148

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                           [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       13.1%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       PN
------------------------ --------------------------------------------------------------- ---------------- -----------------------




----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 8 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Trophy Hunter Investments, Ltd..

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (a)  [x]
                                                                                                                  (b)  [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                  [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Florida

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                            964,254

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                              -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                       964,254

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                         -0-

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:           964,254

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                          [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        6.3%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       PN
------------------------ --------------------------------------------------------------- ---------------- -----------------------




----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 9 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Trophy Hunter, Inc.

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (a) [x]
                                                                                                                      (b) [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                    [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Florida

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                                -0-

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                          964,254

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                           -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                     964,254

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:           964,254

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                        [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        6.3%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       CO
------------------------ --------------------------------------------------------------- ---------------- -----------------------




----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 10 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Bay Harbour Partners, Ltd.

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (a) [x]
                                                                                                                      (b) [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                     [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Bahamas

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                          3,003,236

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                              -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                     3,003,236

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                         -0-

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         3,003,236

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                             [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       19.6%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       CO
------------------------ --------------------------------------------------------------- ---------------- -----------------------




----------------------------------------------------------------              ----------------------------------------------
CUSIP No. 890910102                                                   13D                     Page 11 of 16
----------------------------------------------------------------              ----------------------------------------------

------------------------ --------------------------------------------------------------- ----------------------------------------
1
                         NAME OF REPORTING PERSON:                                       Lipstick, Ltd.

                         IRS IDENTIFICATION NO. OF ABOVE PERSON:

------------------------ --------------------------------------------------------------- ----------------------------------------
2
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (a) [x]
                                                                                                                      (b) [ ]

------------------------ --------------------------------------------------------------------------------------------------------
3
                         SEC USE ONLY

------------------------ -------------------------------------- -----------------------------------------------------------------
4
                         SOURCE OF FUNDS                        OO

------------------------ --------------------------------------------------------------------------------------------------------
5
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                      [  ]

------------------------ --------------------------------------------------------------- ----------------------------------------
6
                         CITIZENSHIP OR PLACE OF ORGANIZATION:                           Bahamas

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         7
   NUMBER OF SHARES                SOLE VOTING POWER:                                          1,194,286

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         8
                                   SHARED VOTING POWER:                                              -0-

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         9
                                   SOLE DISPOSITIVE POWER:                                     1,194,286

------------------------ --------- ----------------------------------------------------- ---------------- -----------------------
                         10
                                   SHARED DISPOSITIVE POWER:                                         -0-

------------------------ --------------------------------------------------------------- ---------------- -----------------------
11
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         1,194,286

------------------------ --------------------------------------------------------------- ---------------- -----------------------
12
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                           [  ]

                         CERTAIN SHARES:

------------------------ --------------------------------------------------------------- ---------------- -----------------------
13
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        7.8%

------------------------ --------------------------------------------------------------- ---------------- -----------------------
14
                         TYPE OF REPORTING PERSON:                                       CO
------------------------ --------------------------------------------------------------- ---------------- -----------------------


------------------------------------              ------------------------------
CUSIP No. 890910102                      13D                   Page 12 of 16
------------------------------------              ------------------------------


                  This Amendment No. 5 amends and supplements the Statement on
Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on July 6, 1998, as amended on August 12, 1998, October 26, 1998, November 30, 1998 and February 23, 1999 ( the "Schedule 13D"), by Bay Harbour Management L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), Douglas P. Teitelbaum ("Teitelbaum"), Bay Harbour Investments, Inc. ("BH Investments"), Bay Harbour 90-1, Ltd., ("BH 90-1"), Trophy Hunter, Inc. ("Trophy Hunter"), Trophy Hunter Investments, Ltd. ("TH Investments"), Bay Harbour Partners, Ltd ("BH Partners") and Lipstick, Ltd. ("Lipstick" and, collectively with Bay Harbour, Tower, Van Dyke, Teitelbaum, BH Investments, BH 90-1, Trophy Hunter, TH Investments and BH Partners, the "Reporting Persons"). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended as follows:

                  This Statement is being filed by and on behalf of Bay Harbour, Tower, Van Dyke, Teitelbaum, BH Investments, BH 90-1, Trophy Hunter, TH Investments, BH Partners and Lipstick.

                  The executive officer and director of Trophy Hunter and BH Investments is Van Dyke, whose business address is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602, whose occupation is investment management and whose place of employment is Bay Harbour. Van Dyke is a United States citizen.

                  The executive officers and directors of BH Partners are Anthony L.M. Inder Rieden ("Inder Rieden"), Dawn E. Davies ("Davies"), Ansel A. Watson ("Watson") and Anna Marie Lowe ("Lowe") and the business address of each of them is MeesPierson Fund Services, Charlotte House, Charlotte Street, Nassau, Bahamas. The occupation of each such person is fund administration and the place of employment of each of them is MeesPierson Fund Services. Inder Rieden is a citizen of the Netherlands and each of Davies, Watson and Lowe is a citizen of the Bahamas.

                  The executive officers and directors of Lipstick are Inder Rieden, Davies and Lowe and the business address of each of them is MeesPierson Fund Services, Charlotte House, Charlotte Street, Nassau, Bahamas. The occupation of each such person is fund administration and the place of employment of each of them is MeesPierson Fund Services.

                  During the last five years, none of the Reporting Persons nor any of the executive officers and directors named in this Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended as follows:

                  On March 8, 1999, due to a Purchase Price adjustment pursuant to the terms of the Tops Purchase Agreement, BH 90-1 will shortly receive 413,389 shares of Tops Common Stock, BH Partners will shortly receive 620,162 shares of Tops Common Stock and TH Investments will shortly receive 366,495 shares of Tops Common Stock, and Bay Harbour gained dispositive and voting power over 173,570 additional shares of Tops Common Stock issued to an account managed by Bay Harbour.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

                  (a) As of the filing date of this Statement, the Reporting Persons beneficially owned in the aggregate 7,625,764 shares of Tops Common Stock, constituting approximately 49.8% of the outstanding shares of Tops Common Stock based upon 15,304,877 shares of Tops Common Stock outstanding as of November 2, 1998 (determined based upon 13,484,113 shares outstanding as set

------------------------------------              ------------------------------
CUSIP No. 890910102                      13D                   Page 13 of 16
------------------------------------              ------------------------------


forth in a Form 10-Q filed on November 13, 1998 with the SEC by Tops plus shares comprising the Additional Adjustment Stock). The Reporting Persons may be deemed to have direct beneficial ownership of shares of Tops Common Stock as follows:


                                                           Approximate
                                                           Percentage of
                                    Number of Shares       Outstanding Shares of
                                    of Tops Common         Tops Common Stock
Name                                Shares                 Beneficially Owned
----                                ------                 ------------------

Van Dyke                            7,625,764(1)                  49.8%
Teitelbaum                          7,620,764                     49.8%
Tower                               7,620,764                     49.8%
Bay Harbour                         7,620,764                     49.8%
BH Investments                      2,002,148                     13.1%
BH 90-1                             2,002,148                     13.1%
BH Partners                         3,003,236                     19.6%
Trophy Hunter                       964,254                       6.3%
TH Investments                      964,254                       6.3%
Lipstick                            1,194,286                     7.8%

(1) Includes 5,000 shares of Tops Common Stock held in a joint account with Ann Van Dyke, not a Reporting Person.

                  (b) Each of Bay Harbour and Tower has the sole power to vote or direct the vote of the 7,620,764 shares of Tops Common Stock held in accounts that it manages, and the sole power to dispose or direct the disposition of all such shares of Tops Common Stock. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour the power to vote or to direct the vote and to dispose of or to direct the disposition of such shares of Tops Common Stock.

                  Van Dyke's wife, Ann Van Dyke (not a Reporting Person) may be deemed to share with Van Dyke the power to vote or direct the vote and to dispose of or direct the disposition of 5,000 shares of Tops Common Stock.

                  BH 90-1 has the sole power to vote or direct the vote of 2,002,148 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, BH Investments, Van Dyke and Teitelbaum may be deemed to share with BH 90-1 the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  BH Partners has the sole power to vote or direct the vote of 3,003,236 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, Van Dyke and Teitelbaum may be deemed to share with BH Partners the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  Lipstick has the sole power to vote or direct the vote of 1,194,286 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, Van Dyke and Teitelbaum may be deemed to share with Lipstick the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  TH Hunter Investments has the sole power to vote or direct the vote of 964,254 shares of Tops Common Stock and the sole power to dispose or direct the disposition of such shares. Tower, Bay Harbour, Trophy Hunter, Van Dyke and Teitelbaum may be deemed to share with TH Hunter Investments the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

                  (c) Except for the termination of the Option Agreements (described in Amendment No. 4 to Schedule 13D) and the transfer (to be consummated shortly) of 283,270 shares of Tops Common Stock from TH Investments

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CUSIP No. 890910102                      13D                   Page 14 of 16
------------------------------------              ------------------------------


to a managed account of Bay Harbour, to the best knowledge and belief of the undersigned, no transactions involving Tops Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Tops Common Stock, except the dividends from, or proceeds from the sale of shares of Tops Common Stock in each respective account managed by Bay Harbour and the investment partnerships for which Bay Harbour acts as an investment advisor will be delivered into each such respective account or to such investment partnership, as the case may be. Other than John M. Templeton through his investment in Bay Harbour Partners, Ltd., Gentleness, Limited and Templeton Religion Trust, no such individual account, investment partnership or limited partner thereof has an interest in shares of Tops Common Stock reported in this Schedule 13D representing more than five percent of the Tops Common Stock outstanding.

                  (e) Not applicable.



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CUSIP No. 890910102                      13D                   Page 15 of 16
------------------------------------              ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of:  March 12, 1999          TOWER INVESTMENT GROUP, INC.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: President



                                      BAY HARBOUR MANAGEMENT L.C.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: President


                                          /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          STEVEN A. VAN DYKE


                                          /s/ Douglas P. Teitelbaum
                                          ------------------------------------
                                          DOUGLAS P. TEITELBAUM



                                      BAY HARBOUR 90-1, LTD.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: Authorized Signatory

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CUSIP No. 890910102                      13D                   Page 16 of 16
------------------------------------              ------------------------------


                                      TROPHY HUNTER INVESTMENTS, LTD.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: Authorized Signatory



                                      BAY HARBOUR INVESTMENTS, INC.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: Authorized Signatory



                                      TROPHY HUNTER, INC.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: Authorized Signatory



                                      BAY HARBOUR PARTNERS, LTD.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: Authorized Signatory



                                      LIPSTICK, LTD.

                                      By: /s/ Steven A. Van Dyke
                                          ------------------------------------
                                          Name: Steven A. Van Dyke
                                          Title: Authorized Signatory